Exhibit 99.1

ACN 155 933 910

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Thursday, 15 November 2018 commencing at 10:00am (WST).

This Notice and the accompanying Explanatory Memorandum should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their stock broker, investment advisor, accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company Secretary by telephone on + 61 8 9322 6322.

Shareholders are urged to attend or vote by lodging the Proxy Form enclosed with the Notice.

PARINGA RESOURCES LIMITED
ACN 155 933 910

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of shareholders of Paringa Resources Limited (Company) will be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Thursday, 15 November 2018 commencing at 10:00am (WST) (Meeting).

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Tuesday, 13 November 2018 at 4:00pm (WST).

Terms and abbreviations used in this Notice and the Explanatory Memorandum are defined in Schedule 1.

AGENDA

1.	Annual Report

To consider the Annual Report of the Company and its controlled entities for the financial year ended 30 June 2018, which includes the Financial Report, the Directors’ Report and the Auditor’s Report.

2.	Resolution 1 – Remuneration Report

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, pursuant to and in accordance with section 250R(2) of the Corporations Act and for all other purposes, approval is given by the Shareholders for the adoption of the Remuneration Report on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

A vote on this Resolution must not be cast:

(a)
by or on behalf of a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such member, regardless of the capacity in which the vote is cast; or

(b)	by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such persons if the vote is not cast on behalf of a person who is excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy that specifies the way the proxy is to vote on this Resolution; or

(b)
the person is the Chairperson and the appointment of the Chairperson as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chairperson to exercise the proxy even if this Resolution is connected with the remuneration of a member of the Key Management Personnel.

3.	Resolution 2 – Re-election of Director – Mr Jonathan Hjelte

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:
“That, pursuant to and in accordance with Listing Rule 14.4 and Article 6.1(f) of the Constitution and for all other purposes, Mr Jonathan Hjelte, Director, retires and being eligible pursuant to Article 6.1(i) of the Constitution, is re-elected as a Director on the terms and conditions in the Explanatory Memorandum.”

4.	Resolution 3 – Re-election of Director – Mr Richard McCormick

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, pursuant to and in accordance with Listing Rule 14.4 and Article 6.1(f) of the Constitution and for all other purposes, Mr Richard McCormick, Director, retires and being eligible pursuant to Article 6.1(i) of the Constitution, is re-elected as a Director on the terms and conditions in the Explanatory Memorandum.”

BY ORDER OF THE BOARD
Gregory Swan
Company Secretary

Dated: 10 October 2018

PARINGA RESOURCES LIMITED
ACN 155 933 910

EXPLANATORY MEMORANDUM

1.	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting to be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Thursday, 15 November 2018 commencing at 10:00am (WST).

This Explanatory Memorandum forms part of the Notice which should be read in its entirety.  This Explanatory Memorandum contains the terms and conditions on which the Resolutions will be voted.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:

Section 2:	Action to be taken by Shareholders
Section 3:	Annual Report
Section 4:	Resolution 1 – Remuneration Report
Section 5:	Resolution 2 – Re-election of Director – Mr Jonathan Hjelte
Section 6:	Resolution 3 – Re-election of Director – Mr Richard McCormick
Schedule 1:	Definitions

A Proxy Form is located at the end of the Explanatory Memorandum.

2.	Action to be taken by Shareholders

Shareholders should read the Notice (including this Explanatory Memorandum) carefully before deciding how to vote on the Resolutions.

2.1	Proxies

A Proxy Form is enclosed with the Notice.  This is to be used by Shareholders if they wish to appoint a representative (a ‘proxy’) to vote in their place.  All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions set out in the Proxy Form.  Returning the Proxy Form to the Company will not preclude a Shareholder from attending or (subject to the voting exclusions set out in the Notice) voting at the Meeting in person.

Please note that:

(a)	a Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder; and

(c)
a Shareholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.  Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 10:00am (WST) on Tuesday, 13 November 2018, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

2.2	Voting Prohibition by Proxy Holders (Remuneration of Key Management Personnel)

A vote on Resolution 1 must not be cast:

(a)
by or on behalf of a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such member, regardless of the capacity in which the vote is cast; or

(b)	by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such persons if the vote is not cast on behalf of a person who is excluded from voting on Resolution 1, and:

(a)	the person is appointed as a proxy that specifies the way the proxy is to vote on Resolution 1; or

(b)
the person is the Chairperson and the appointment of the Chairperson as proxy does not specify the way the proxy is to vote on Resolution 1, but expressly authorises the Chairperson to exercise the proxy even if Resolution 1 is connected with the remuneration of a member of the Key Management Personnel.

3.	Annual Report

In accordance with section 317(1) of the Corporations Act, the Annual Report for the financial year ended 30 June 2018 must be laid before the Meeting.

At the Meeting, Shareholders will be offered the opportunity to:

(a)	discuss the Annual Report which is available online at www.paringaresources.com;

(b)	ask questions about, or comment on, the management of the Company; and

(c)	ask the Auditor questions about the conduct of the audit and the preparation and content of the Auditor’s Report.

In addition to taking questions at the Meeting, written questions to the Chairperson about the management of the Company, or to the Auditor about:

(a)	the preparation and contents of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the Auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Meeting to the Company Secretary at the Company’s registered office.

4.	Resolution 1 – Remuneration Report

In accordance with section 250R(2) of the Corporations Act, the Company must put the Remuneration Report to the vote of Shareholders.  The Directors’ Report contains the Remuneration Report which sets out:

(a)	the Company’s remuneration policy; and

(b)	the remuneration arrangements in place for the executive Directors, specified executives and non-executive Directors.

In accordance with section 250R(3) of the Corporations Act, Resolution 1 is advisory only and does not bind the Directors.  If Resolution 1 is not passed, the Directors will not be required to alter any of the arrangements in the Remuneration Report.

Pursuant to the Corporations Act, Shareholders will have the opportunity to remove the whole Board except the Managing Director if the Remuneration Report receives a ‘no’ vote of 25% or more (Strike) at two consecutive AGMs.

If a resolution on the Remuneration Report receives a Strike at two consecutive AGMs, the Company will be required to put to Shareholders at the second AGM, a resolution on whether another meeting should be held (within 90 days) at which all Directors (other than the Managing Director) who were in office at the date of approval of the applicable Directors’ Report must stand for re-election.

The Company’s Remuneration Report did not receive a Strike at the Company’s 2017 AGM.  If the Remuneration Report receives a Strike at the Meeting, Shareholders should be aware that if a second Strike is received at the Company’s 2019 AGM, this may result in the re-election of the Board.

The Chairperson will allow a reasonable opportunity for Shareholders as a whole to ask about, or make comments on the Remuneration Report.

Resolution 1 is an ordinary Resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 1.

If the Chairperson is appointed as your proxy and you have not specified the way the Chairperson is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chairperson with an express authorisation for the Chairperson to vote the proxy in accordance with the Chairperson’s intention, even though the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

5.	Resolution 2 – Re-election of Director – Mr Jonathan Hjelte

ASX Listing Rule 14.4 provides that a director of an entity must not hold office (without re-election) past the third AGM following the director’s appointment or 3 years, whichever is longer.

Article 6.1(f) of the Constitution requires that one third of the Directors must retire at each AGM (rounded down, if necessary, to the nearest whole number), excluding:

(a)	the Managing Director; and

(b)	any Director that is appointed by the Directors and is required to retire at the next AGM following his or her appointment.

Article 6.1(i) of the Constitution provides that a Director who retires under Article 6.1(f) of the Constitution is eligible for re‑election.

Resolution 2 provides that Mr Jonathan Hjelte retires by rotation and seeks re‑election as a Director.

Details of Mr Jonathan Hjelte’s qualifications and experience are set out in the Annual Report.

Resolution 2 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 2.

The Board (excluding Mr Jonathan Hjelte) unanimously supports the re-election of Mr Jonathan Hjelte as a Director and recommends that Shareholders vote in favour of Resolution 2.

6.	Resolution 3 – Re-election of Director – Mr Richard McCormick

ASX Listing Rule 14.4 provides that a director of an entity must not hold office (without re-election) past the third AGM following the director’s appointment or 3 year, whichever is longer.

Article 6.1(f) of the Constitution requires that one third of the Directors must retire at each AGM (rounded down, if necessary, to the nearest whole number), excluding:

(a)	the Managing Director; and

(b)	any Director that is appointed by the Directors and is required to retire at the next AGM following his or her appointment.

Article 6.1(i) of the Constitution provides that a Director who retires under Article 6.1(f) of the Constitution is eligible for re‑election.

Resolution 3 provides that Mr Richard McCormick retires by rotation and seeks re‑election as a Director.

Details of Mr Richard McCormick’s qualifications and experience are set out in the Annual Report.

Resolution 3 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 3.

The Board (excluding Mr Richard McCormick) unanimously supports the re-election of Mr Richard McCormick as a Director and recommends that Shareholders vote in favour of Resolution 3.

Schedule 1 - Definitions

In the Notice and this Explanatory Memorandum, words importing the singular include the plural and vice versa.

AGM means an annual general meeting of the Shareholders.

Annual Report means the Directors’ Report, the Financial Report, and Auditor’s Report, in respect to the year ended 30 June 2018.

ASX means the ASX Limited ABN 98 008 624 691 and where the context permits the Australian Securities Exchange operated by ASX Limited.

Auditor means the Company’s auditor from time to time (being Deloitte Touche Tohmatsu as at the date of the Notice).

Auditor’s Report means the Auditor’s report on the Financial Report.

Board means the board of Directors of the Company.

Chairperson means the person appointed to chair the Meeting convened by the Notice.

Closely Related Party means in relation to a member of a Key Management Personnel:

(a)	a spouse or child of the member; or

(b)	has the meaning given in section 9 of the Corporations Act.

Company means Paringa Resources Limited ACN 155 933 910.

Constitution means the constitution of the Company as at the commencement of the Meeting.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Directors’ Report means the annual directors’ report prepared under chapter 2M of the Corporations Act for the Company and its controlled entities.

Explanatory Memorandum means this explanatory memorandum which forms part of the Notice.

Financial Report means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

Key Management Personnel means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.

Listing Rules means the listing rules of ASX.

Managing Director means the managing Director.

Meeting has the meaning given to that term in the introductory paragraph of the Notice.

Notice means the notice of the Meeting and includes the agenda, Explanatory Memorandum and the Proxy Form.

Proxy Form means the proxy form enclosed with the Notice.

Remuneration Report means the remuneration report of the Company contained in the Directors’ Report.

Resolution means a resolution proposed pursuant to the Notice.

Schedule means a schedule to this Explanatory Memorandum.

Section means a section of this Explanatory Memorandum.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.

Strike means a ‘no’ vote of 25% or more on the resolution approving the Remuneration Report.

WST means Australian Western Standard Time, being the time in Perth, Western Australia.

PARINGA RESOURCES LIMITED
ACN 155 933 910

P R O X Y   F O R M
The Company Secretary
Paringa Resources Limited

By delivery:	By post:	By e-mail:	By facsimile:
Level 9, 28 The Esplanade	PO Box Z5083	voting@paringaresources.com	+61 8 9322 6558
PERTH WA 6000	PERTH WA 6831

Name of Shareholder:

Address of Shareholder:

Number of Shares entitled to vote:

Please mark ☒to indicate your directions. Proxy appointments will only be valid and accepted by the Company if they are made and received no later than 48 hours before the meeting. Further instructions are provided overleaf.

Step 1 – Appoint a Proxy to Vote on Your Behalf

I/we being Shareholder/s of the Company hereby appoint:

The Chairperson (mark box)	☐	OR if you are NOT appointing the Chairperson as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairperson, as my/our proxy to act generally on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Paringa Resources Limited to be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Thursday, 15 November 2018 commencing at 10:00am (WST) and at any adjournment or postponement of such meeting. If 2 proxies are appointed, the proportion or number of votes that this proxy is authorised to exercise is [                     ]% of the Shareholder’s votes / [                                    ] of the Shareholder’s votes.  (An additional Proxy Form will be supplied by the Company, on request).

Important – If the Chairperson is your proxy or is appointed your proxy by default

The Chairperson intends to vote all available proxies in favour of Resolution 1.  If the Chairperson is your proxy or is appointed your proxy by default, unless you indicate otherwise by ticking either the ‘for’, ‘against’ or ‘abstain’ box in relation to Resolution 1, you will be expressly authorising the Chairperson to vote in accordance with the Chairperson’s voting intentions on Resolution 1 even if Resolution 1 is connected directly or indirectly with the remuneration of a member of Key Management Personnel.

Step 2 – Instructions as to Voting on Resolutions

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

The proxy is to vote for or against the Resolutions referred to in the Notice as follows:

		For	Against	Abstain*
Resolution 1	Remuneration Report
Resolution 2	Re-election of Director – Mr Jonathan Hjelte
Resolution 3	Re-election of Director – Mr Richard McCormick

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

The Chairperson intends to vote all available and undirected proxies in favour of each Resolution.

Authorised signature/s
This section must be signed in accordance with the instructions below to enable your voting instructions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name	Contact Daytime Telephone	Date

Proxy Notes:

A Shareholder entitled to attend and vote at the Meeting may appoint a natural person as the Shareholder’s proxy to attend and vote for the Shareholder at that Meeting.  If the Shareholder is entitled to cast 2 or more votes at the Meeting the Shareholder may appoint not more than 2 proxies.  Where the Shareholder appoints more than one proxy the Shareholder may specify the proportion or number of votes each proxy is appointed to exercise.  If such proportion or number of votes is not specified each proxy may exercise half of the Shareholder’s votes.  A proxy may, but need not be, a Shareholder of the Company.

If a Shareholder appoints a body corporate as the Shareholder’s proxy to attend and vote for the Shareholder at that Meeting, the representative of the body corporate to attend the Meeting must produce the Certificate of Appointment of Representative prior to admission. A form of the certificate may be obtained from the Company’s share registry.

You must sign this form as follows in the spaces provided:

Joint Holding:	where the holding is in more than one name all of the holders must sign.

Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies:
a Director can sign jointly with another Director or a Company Secretary.  A sole Director who is also a sole Company Secretary can also sign.  Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the Meeting the appropriate “Certificate of Appointment of Representative” should be produced prior to admission.  A form of the certificate may be obtained from the Company’s Share Registry.

Proxy Forms (and the power of attorney or other authority, if any, under which the Proxy Form is signed) or an electronic copy or facsimile which appears on its face to be an authentic copy of the Proxy Form (and the power of attorney or other authority) must be deposited at or received electronically by e-mail or by facsimile transmission at the Perth office of the Company (Level 9, 28 The Esplanade, Perth WA 6000), or by post to PO Box Z5083, Perth WA 6831, or by e-mail to voting@paringaresources.com or by facsimile to (08) 9322 6558 if faxed from within Australia or +61 8 9322 6558 if faxed from outside Australia) not less than 48 hours prior to the time of commencement of the Meeting (WST).